Filed Pursuant to Rule 424(b)(2)
Registration No. 333-149799

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount tobe Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
——————————	——————	————————	—————————	———————
Senior Debt Securities	$400,000,000	100%	$400,000,000	$15,720

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

Prospectus Supplement

(to Prospectus dated March 19, 2008)

The Dun & Bradstreet Corporation

$400,000,000

6.00% Senior Notes due 2013

Interest on the senior notes is payable on April 1 and October 1 of each year, beginning October 1, 2008. The senior notes will mature on April 1, 2013. Interest will accrue from April 1, 2008.

We may redeem the senior notes in whole or in part at any time prior to their maturity at the “make whole” redemption price described in this prospectus supplement.

The senior notes will be unsecured and will rank equally with all our other unsecured senior indebtedness.

See “ Risk Factors” beginning on page S-5 for a discussion of certain risks that you should consider in connection with an investment in the senior notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price	Underwriting Discount	Proceeds, before expenses, to Dun & Bradstreet

Per Senior Note	100%	0.600%	99.400%

Total	$400,000,000	$2,400,000	$397,600,000

The senior notes will not be listed on any securities exchange. Currently, there is no public market for the senior notes.

It is expected that delivery of the senior notes will be made through the book-entry system of The Depository Trust Company, or DTC, on or about April 1, 2008.

Joint Book-Running Managers

Citi	JPMorgan

Co-Manager

Barclays Capital

March 27, 2008

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to incorporate by reference the information we file with it into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offering of the securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 24, 2008; and

i

•	our Current Reports on Form 8-K filed with the SEC, not including such portions that have been furnished, on January 30, 2008, February 15, 2008 and March 17, 2008.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our Internet website is located at http: //www.dnb.com. We have included our website address as an inactive textual reference only. The contents of the website are not incorporated by reference into this prospectus supplement. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Dun & Bradstreet Corporation

103 JFK Parkway

Short Hills, New Jersey 07078

Attention: Corporate Secretary

Telephone: (973) 921-5500

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with other information.

Special note regarding forward-looking statements

We may from time to time make written or oral “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor Web casts. These forward-looking statements can be identified by the use of words like “anticipates,” “aspirations,” “believes,” “continues,” “estimates,” “expects,” “goals,” “guidance,” “intends,” “plans,” “projects,” “strategy,” “targets,” “commits,” “will” and other words of similar meaning. They can also be identified by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in, or remain invested in, our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying in the following paragraphs important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements.

The following important factors could cause actual results to differ materially from those projected in such forward-looking statements:

•

We rely significantly on third parties to support critical components of our business model in a continuous and high quality manner, including third-party data providers, strategic third-party members in our D&B Worldwide Network, and third parties with whom we have outsourcing arrangements;

•	Demand for our products is subject to intense competition, changes in customer preferences and, to a lesser extent, economic conditions which impact customer behavior;

•

Our solutions and brand image are dependent upon the integrity and security of our global database and the continued availability thereof through the internet and by other means, as well as our ability to protect key assets, such as our data centers;

•	Our ability to maintain the integrity of our brand and reputation, which we believe are key assets and competitive advantages;

•	Our ability to renew large contracts, the related revenue recognition and the timing thereof may impact our results of operations from period-to-period;

•

Our results are subject to the effects of foreign economies, exchange rate fluctuations, legislative or regulatory requirements, such as the adoption of new or changes in accounting policies and practices, including pronouncements by the Financial Accounting Standards Board or other standard setting bodies, and the implementation or modification of fees or taxes that we must pay to acquire, use, and/or redistribute data;

•	Our ability to introduce new Web-based solutions or services in a seamless way and without disruption to existing solutions such as DNBi;

•

Our ability to acquire and successfully integrate other complementary businesses, products and technologies into our existing business, without significant disruption to our existing business or to our financial results;

•

The continued adherence by third-party members of our D&B Worldwide Network to our data quality standards, our brand and communication standards and to the terms and conditions of our commercial services arrangements;

•	Our future success requires that we attract and retain qualified personnel, including members of our sales force, in regions throughout the world;

•

The profitability of our International segment depends on our ability to identify and execute on various initiatives, such as the implementation of subscription plan pricing and successfully managing our D&B Worldwide Network, and our ability to identify and contend with various challenges present in foreign markets, such as local competition and the availability of public records at no cost;

•

Our ability to successfully implement our Blueprint for Growth Strategy requires that we successfully reduce our expense base through our Financial Flexibility initiatives, and reallocate certain of the expense-base reductions into initiatives that produce desired revenue growth;

•	We are involved in various tax matters and legal proceedings, the outcomes of which are unknown and uncertain with respect to the impact on our cash flow and profitability;

•	Our ability to repurchase shares is subject to market conditions, including trading volume in our stock, and our ability to repurchase shares in accordance with applicable securities laws; and

•

Our projection for free cash flow is dependent upon our ability to generate revenue, our collection processes, customer payment patterns, the timing and volume of stock option exercises and the amount and timing of payments related to the tax and other matters and legal proceedings in which we are involved.

We elaborate on the above list of important factors in our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2007. It should be understood that it is not possible to predict or identify all risk factors. Consequently, the above list of important factors and the Risk Factors discussed beginning on page S-5 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2007 should not be considered to be a complete discussion of all of our potential trends, risks and uncertainties. Except as otherwise required by federal securities laws, we do not undertake any obligation to update any forward-looking statement we may make from time-to-time.

Summary

The following summary highlights information contained elsewhere in this prospectus supplement. It may not contain all of the information that you should consider before investing in the senior notes. For a more complete discussion of the information you should consider before investing in the senior notes, you should carefully read this entire prospectus supplement and the accompanying prospectus of which it forms a part and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus of which it forms a part. In this prospectus supplement, we use the terms “D&B,” the “Company,” “we,” “our” and “us” to refer to The Dun & Bradstreet Corporation and its subsidiaries on a consolidated basis, unless otherwise indicated or required by the context.

The Dun & Bradstreet Corporation

General

We are the world’s leading source of commercial information and insight on businesses, enabling customers to Decide with Confidence® for over 166 years. Our global commercial database contains more than 125 million business records. The database is enhanced by our proprietary DUNSRight® Quality Process, which provides our customers with quality business information. This quality information is the foundation of our global solutions that customers rely on to make critical business decisions.

We provide customers with four solution sets, which meet a diverse set of customer needs globally. Customers use our Risk Management Solutions™ to mitigate credit risk, increase cash flow and drive increased profitability; our Sales & Marketing Solutions™ to increase revenue from new and existing customers; our E-Business Solutions™ to convert prospects into clients faster by enabling business professionals to research companies, executives and industries; and our Supply Management Solutions™ to increase cash by generating ongoing savings from our customers’ suppliers and by protecting our customers from serious financial, operational and regulatory risk.

Our executive offices are located at 103 JFK Parkway, Short Hills, New Jersey 07078.

Business strategy

In October 2000, we launched a business strategy called the “Blueprint for Growth.” This strategy has been successful in driving our performance over the past seven years.

In September 2006, we updated our Blueprint for Growth strategy and articulated our strategic choices for the future. Our updated strategy reflects that D&B is a company that has been and remains committed to delivering Total Shareholder Return (“TSR”). To achieve this objective, we remain focused on three key drivers of TSR, which include: delivering profitable revenue growth; maintaining a disciplined approach to deploying our free cash flow; and delivering consistent performance over time. These have been the central drivers of our success and they will remain the key areas of focus for us going forward.

To deliver profitable revenue growth, we have made a fundamental strategic choice to remain focused on the commercial marketplace, and to continue being the world’s largest and best provider of insight about businesses. This is reflected in our aspiration, which is “To be the most trusted source of commercial insight so our customers can decide with confidence.”

Within the commercial insight market, we have identified three strategic stakes to increase growth for the future. We continue to execute against these stakes, which include:

•

Growing our global Risk Management Solutions, which is our largest solution set, by strengthening our data capabilities and by playing a larger role in delivering predictive analytics and platforms to our customers;

•	Growing our Sales and Marketing Solutions globally by focusing on the higher growth space of commercial data integration; and

•

Growing our Internet Solutions (“E-Business”) by continuing to invest in Hoover’s, Inc. (“Hoover’s”)—our online database solution that provides information on public and private companies, their executives and industries—while also investing in new platforms that will leverage and complement our Hoover’s offering.

In executing against these strategic stakes, we are focused on growing our Risk Management Solutions, Sales and Marketing Solutions and E-Business Solutions both organically—by investing in areas such as data and technology—and by pursuing strategic acquisitions. We do not believe that our Supply Management Solutions business will be a growth priority for us going forward.

Our Blueprint for Growth strategy relies on four core competitive advantages that support our commitment to driving TSR and our aspiration to be the most trusted source of commercial insight so our customers can decide with confidence. These core competitive advantages include our:

•

Trusted brand:    Our brand is steeped in tradition that dates back to the founding of our company in 1841. We believe that our brand is unique in the marketplace, standing for trust and confidence and commercial insight; our customers rely on us and the quality of our brand when they make critical business decisions.

•

Financial flexibility:    The implementation of our strategy includes continually and systematically seeking ways to improve our performance in terms of quality and cost. Specifically, we seek to eliminate, standardize, consolidate, and automate our business functions, or migrate them to the Web. In addition, we evaluate the possibility that we can achieve improved quality and other greater efficiencies through outsourcing.

•

Winning culture:    An important part of our strategy is building a Winning Culture within our Company. Our leadership development process ensures that team member performance goals and financial rewards are linked to our Blueprint for Growth strategy. We have a talent assessment process that provides a framework to assess and improve skill levels and performance across the organization and that acts as a tool to aid talent development and succession planning.

•

DUNSRight quality process:    DUNSRight® is our proprietary quality process that powers all of our customer solution sets and serves as our key strategic differentiator as a commercial insight company. The foundation of our DUNSRight® quality process is quality assurance, which includes over 2,000 separate automated and manual checks to ensure that data meets our high quality standards. In addition, our DUNSRight® quality drivers work sequentially to enhance the data and make it useful to our customers in making critical business decisions.

The Offering

Issuer	The Dun & Bradstreet Corporation.

Securities offered	$400,000,000 in aggregate principal amount of 6.00% senior notes due April 1, 2013.

Stated maturity date	April 1, 2013.

Interest rate	6.00% per annum, accruing from April 1, 2008.

Interest payment dates	Interest will be paid on April 1 and October 1 of each year to the holders of record on March 15 and September 15, respectively. The first interest payment will be made on October 1, 2008 to holders of record on September 15, 2008.

Optional redemption	We may redeem the senior notes in whole or in part at any time prior to their maturity at the redemption prices described under “Description of Senior Notes—Optional Redemption,” plus any interest that is due and unpaid on the date we redeem the senior notes.

Interest rate adjustments	The interest rate payable on the senior notes will be subject to an adjustment from time to time if the debt rating assigned to such series of notes is downgraded (or subsequently upgraded) as described under “Description of Senior Notes—Interest Rate Adjustment.”

Change of control offer to repurchase	If a Change of Control Triggering Event occurs, we must offer to repurchase the senior notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest, as described under “Description of Senior Notes—Change of Control Offer to Repurchase.”

Sinking fund	None.

Security and ranking	The senior notes will be unsecured and unsubordinated and will rank equally and ratably among themselves and with our existing and future unsecured and unsubordinated debt.

Covenants	We will issue the senior notes under the indenture, dated as of March 14, 2006, between us and The Bank of New York, as trustee. The indenture restricts, among other things, our ability to:

•	incur certain liens securing debt;

•	enter into sale and leaseback transactions; and

•	sell all or substantially all of our assets or merge or consolidate with or into other companies.

Trading	The senior notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the senior notes on any securities exchange. The underwriters have advised us that they intend to make a market in the senior notes, but they are not obligated to do so and may discontinue market-making at any time without notice. See “Underwriting” for more information about possible market-making by the underwriters.

Form and denomination	The senior notes will be issued in the form of one or more fully registered global securities, without coupons, in denominations of $1,000 in principal amount and integral multiples of $1,000 in excess thereof. These global securities will be deposited with the trustee as custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”). Except in the limited circumstances described under “Description of Senior Notes—Book-Entry; Delivery and Form,” senior notes in certificated form will not be issued or exchanged for interests in global securities.

Use of proceeds	We will use the net proceeds of this offering to repay approximately $397 million of indebtedness under our revolving credit facility. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and the other information in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the senior notes.

Governing law	The State of New York.

Further issues	We may from time to time, without notice to or consent of the registered holders of this series of senior notes, create and issue additional senior notes, which may include senior notes of the same series, ranking equally and ratably with the senior notes in all respects.

R isk factors

As is the case with an investment in any security, an investment in our senior notes is subject to risk. Set forth below are the material risks to which an investment in our senior notes is subject. You should read these risk factors and the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2007, as well as the other information set forth in this prospectus supplement and incorporated by reference in the accompanying prospectus carefully before making a decision to purchase our senior notes.

You cannot be sure that an active trading market will develop for these senior notes.

The senior notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange. We have been informed by the underwriters that they intend to make a market in the senior notes after the offering is completed. However, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the senior notes, and the market price quoted for the senior notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Exchange Act. As a result, you cannot be sure that an active trading market will develop for the senior notes. If no active trading market develops, you may not be able to resell your senior notes at their fair market value or at all.

The senior notes do not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact holders of the senior notes.

We are not restricted under the terms of the senior notes from incurring additional debt or repurchasing our securities. In addition, the limited covenants applicable to the senior notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the senior notes could have the effect of diminishing our ability to make payments on the senior notes when due.

We may not be able to repurchase all of the senior notes upon a change of control, which would result in a default under the senior notes.

Upon the occurrence of specific kinds of change of control events, each holder of senior notes will have the right to require us to repurchase all or any part of such holder’s senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. If we experience a Change of Control Triggering Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the senior notes. In addition, our ability to repurchase the senior notes for cash may be limited by law, or by the terms of other agreements relating to our indebtedness outstanding at that time. Our failure to repurchase the senior notes would result in a default under the indenture, which could have material adverse consequences for us and for holders of the senior notes.

Use of proceeds

We expect the net proceeds from this offering of senior notes to be approximately $397 million after deducting the underwriting discount and our estimated expenses related to the offering. We will use the net proceeds of this offering to repay approximately $397 million of indebtedness under our revolving credit facility. As of March 19, 2008, the interest rate was 4.53% on the debt under our revolving credit facility, which matures on April 19, 2012. Affiliates of certain of the underwriters are lenders under our revolving credit facility, and therefore will receive a portion of the net proceeds from the offering through the repayment of indebtedness under the facility.

Capitalization

The following table sets forth our capitalization at December 31, 2007 on a historical basis and as adjusted to give effect to our offering of the senior notes and the use of proceeds therefrom. You should read this table in conjunction with “Selected Financial Data” included elsewhere in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes incorporated by reference in this prospectus supplement.

	December 31, 2007
(Dollars in millions, except per share data)	Actual	As Adjusted

Cash and cash equivalents	$175.8	$175.8

Debt:
Short-Term Debt:	—	—
Long-Term Debt:
5.50% Senior Notes due 2011	299.5	299.5
6.00% Senior Notes due 2013 offered hereby	—	400.0
Revolving Credit Facility	425.3	28.3
Total Long-Term Debt	724.8	727.8

Shareholders’ Equity:
Series A Junior Participating Preferred Stock, $0.01 par value per share, authorized—500,000 shares;—outstanding—none	—	—
Preferred Stock, $0.01 par value per share, authorized—9,500,000 shares;—outstanding—none	—	—
Series Common Stock, $0.01 par value per share, authorized—10,000,000 shares;—outstanding—none	—	—
Common Stock, $0.01 par value per share, authorized—200,000,000 shares;—issued—81,900,000 shares	0.8	0.8
Capital Surplus	196.4	196.4
Retained Earnings	1,320.7	1,320.7
Treasury Stock, at cost, 25,100,000 shares at December 31, 2007	(1,603.8)	(1,603.8)
SFAS No. 158 Pension Adjustment	(103.4)	(103.4)
Cumulative Translation Adjustment	(133.0)	(133.0)
Minimum Pension Liability Adjustment	(119.7)	(119.7)
Derivative Financial Instrument	1.9	1.9
Total Shareholders’ Equity	(440.1)	(440.1)

Total Capitalization	$284.7	$287.7

The As Adjusted column of the above table assumes $2.4 million of underwriter fees and $0.6 million of expenses related to the offering of the senior notes.

Selected financial data

The following data has been derived from financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2007 and notes thereto have been incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007. The following data should also be read in conjunction with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007.

	Years Ended December 31,
(Amounts in millions, except per share data)	2007	2006	2005	2004	2003

Results of Operations:
Operating Revenues	$1,599.2	$1,474.9	$1,380.0	$1,370.2	$1,351.5
Costs and Expenses(1)	1,173.6	1,081.2	1,015.4	1,054.1	1,061.3

Operating Income	425.6	393.7	364.6	316.1	290.2
Non-Operating (Expense) Income—Net(2)	0.7	(13.3)	(9.7)	22.0	(11.6)

Income from Continuing Operations before Provision for Income Taxes	426.3	380.4	354.9	338.1	278.6
Provision for Income Taxes(3)	135.8	142.1	133.1	128.2	105.7
Minority Interest Income (Expense)(4)	0.9	—	—	—	—
Equity in Net Income (Loss) of Affiliates	1.3	0.4	0.7	—	0.3

Income from Continuing Operations	292.7	238.7	222.5	209.9	173.2
Income (Loss) from Discontinued Operations(5)	5.4	2.0	(1.3)	1.9	1.3

Net Income	$298.1	$240.7	$221.2	$211.8	$174.5

Basic Earnings Per Share of Common Stock:
Income from Continuing Operations	$5.03	$3.77	$3.33	$2.98	$2.36
Income (Loss) from Discontinued Operations	0.09	0.04	(0.02)	0.03	0.01

Net Income	$5.12	$3.81	$3.31	$3.01	$2.37

Diluted Earnings Per Share of Common Stock:
Income from Continuing Operations	$4.90	$3.67	$3.21	$2.87	$2.28
Income (Loss) from Discontinued Operations	0.09	0.03	(0.02)	0.03	0.02

Net Income	$4.99	$3.70	$3.19	$2.90	$2.30

Other Data:
Weighted Average Number of Shares Outstanding—Basic	58.3	63.2	66.8	70.4	73.5
Weighted Average Number of Shares Outstanding—Diluted	59.8	65.1	69.4	73.1	75.8
Cash Dividends Paid per Common Share	$1.00	$—	$—	$—	$—
Cash Dividends Declared per Common Share	$1.30	$—	$—	$—	$—

Balance Sheet:
Total Assets	$1,658.8	$1,360.1	$1,613.4	$1,635.5	$1,624.7
Long Term Debt	$724.8	$458.9	$0.1	$300.0	$299.9
Equity (Deficit)	$(440.1)	$(399.1)	$77.6	$54.2	$48.4

(1)	2007 included a charge of $25.1 million for restructuring related to the 2007, 2006 and 2005 Financial Flexibility Programs and a charge of $0.8 million related to the settlement of an International payroll tax matter related to a divested entity. 2006 included a charge of $25.5 million for restructuring related to the 2006, 2005 and 2004 Financial Flexibility Programs. 2005 included a charge of $30.7 million for restructuring related to the 2005 and 2004 Financial Flexibility Programs and a charge of $0.4 million for the final resolution of all disputes on the sale of our French business. 2004 included a charge of $32.0 million for restructuring related to the 2004 Financial Flexibility Program. 2003 included charges of $17.4 million for restructuring related to the 2003 Financial Flexibility Program and $13.8 million for the loss on the sale of our High Wycombe, England facility.

(2)	2007 included a gain of $5.8 million related to our joint venture with Huaxia International Credit Consulting Co. Limited, or “Huaxia/D&B China Joint Venture,” a gain of $13.2 million related to our joint venture with Tokyo Shoko Research or “Tokyo Shoko Research/D&B Japan Joint Venture,” a gain of $1.6 million related to the effect of Legacy Tax Matters and a net gain of $0.9 million on the sale of other investments. 2005 included a $3.5 million gain on the sale of a 5% investment in a South African company, a $0.8 million gain as a result of lower costs related to the 2004 sale of operations in Iberia (Spain and Portugal) and a charge of $3.7 million for the final resolution of all disputes on the sale of our French business. 2004 included gains on the sales of operations in the Nordic region (Sweden, Denmark, Norway and Finland) of $7.9 million, India and Distribution Channels in Pakistan and the Middle East of $3.8 million, Central Europe (Germany, Switzerland, Poland, Hungary and Czech Republic) of $5.6 million, France of $12.9 million and Iberia (Spain and Portugal) of $0.1 million. 2003 included gains of $7.0 million on the settlement of an insurance claim to recover losses related to the events of September 11, 2001 and $1.8 million on the sale of equity interests in our Singapore business. Partially offsetting these gains in 2003 was a $4.3 million loss on the sale of our Israeli business.

(3)	2007 was impacted by the tax reserve true-up of $31.2 million for the settlement of 1997-2002 tax years, primarily related to the “Amortization of Royalty Expense Deductions/Royalty Income 1997-2007” transaction, and a $2.5 million impact as a result of revaluing of the net deferred tax assets in the UK as a result of a UK tax law change, enacted in the third quarter of 2007, which reduces the general UK tax rate from 30% to 28%, the impact of tax incurred in Asia Pacific related to the gains on our Huaxia/D&B China Joint Venture and Tokyo Shoko Research/D&B Japan Joint Venture of $2.9 million and $8.3 million, respectively, a $1.6 million effect related to Legacy Tax Matters, an impact on the settlement of an International payroll tax matter of $0.2 million related to a divested entity, and $0.3 million impact on the sale of other investments. 2006 included a charge of $0.8 million related to the Legacy Tax Matter referred to as “Royalty Expense Deduction 1993-1997.” 2005 included a gain of $16.3 million related to tax benefits recognized upon the liquidation of dormant International entities whose assets were divested as part of our International strategy, a $9.3 million tax charge related to our repatriation of foreign cash, a $6.3 million charge resulting from an increase in the tax legacy reserve for the matter referred to as “Royalty Expense Deductions 1993-1997” and a $0.9 million refund related to the Legacy Tax Matter referred to as “Utilization of Capital Losses 1989-1990.” 2004 included a charge for taxes of $4.5 million related to the settlement of the tax matter referred to as “Utilization of Capital Losses 1989-1990.”

(4)	2007 included minority interest expense of $0.9 million related to the minority owner’s share of net income of our Huaxia/D&B China Joint Venture. See Note 4 to our consolidated financial statements included in Item 8. of our Annual Report on Form 10-K for the year ended December 31, 2007.

(5)	On December 27, 2007, we completed the sale of our Italian real estate business which was a part of our International segment and we have reclassified the historical financial results of the Italian real estate business as discontinued operations as set forth in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Item 8. of our Annual Report on Form 10-K for the year ended December 31, 2007 to reflect this reclassification. The financial statements for our subsidiaries outside the U.S. and Canada reflect a fiscal year ended November 30, in order to facilitate timely reporting of our consolidated financial results and financial position. Accordingly, the related assets and liabilities of our Italian real estate business have been classified as held for sale in the balance sheet and we will record the resulting gain from the sale in the first quarter of 2008.

Description of senior notes

We will issue the senior notes under the indenture, dated as of March 14, 2006, between us and The Bank of New York, as trustee. Because this is a summary, it does not contain all the information that may be important to you. The following description of specific terms of the senior notes is qualified in its entirety by reference to the provisions of the indenture, including the definitions of certain terms contained therein and those terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Capitalized and other terms not otherwise defined in this prospectus supplement shall have the meanings given to them in the indenture. As used in this “Description of Senior Notes,” D&B refers to The Dun & Bradstreet Corporation and does not, unless the context otherwise indicates, include its subsidiaries. The indenture is an exhibit to the registration statement of which the prospectus attached to this prospectus supplement is part. On March 14, 2006, we issued $300 million aggregate principal amount of senior notes under the indenture. The terms of the senior notes include those stated in the indenture and those which are made a part of the indenture by the Trust Indenture Act of 1939. A copy of the indenture is available for inspection at the office of the trustee.

The senior notes will be issued in an initial aggregate principal amount of $400 million. The senior notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The senior notes will be unsecured senior obligations of D&B and, as such, will rank pari passu in right of payment with all other existing and future unsecured senior indebtedness of D&B and senior in right of payment to all existing and future subordinated indebtedness of D&B. As of December 31, 2007, on a pro forma basis after giving effect to the offering of the senior notes and the application of the estimated gross proceeds therefrom, we would have had approximately $327.8 million in aggregate principal amount of indebtedness outstanding which would have ranked pari passu in right of payment with the senior notes. See “Capitalization” and “Use of Proceeds” in this prospectus supplement.

General

The specific terms of the senior notes are set forth below:

•	Title: 6.00% Senior Notes due 2013

•	Initial principal amount being issued: $400,000,000

•	Stated maturity date: April 1, 2013

•	Interest rate: 6.00% per annum

•	Date interest starts accruing: April 1, 2008

•	Interest payment dates: April 1 and October 1

•	First interest payment date: October 1, 2008

•	Regular record dates for interest: March 15 and September 15

•	Computation of interest: Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

•	Form of senior notes: The senior notes will be in the form of one or more global senior notes that we will deposit with or on behalf of DTC.

•	Sinking fund: The senior notes will not be subject to any sinking fund.

•	Ranking: The senior notes will constitute a series of our unsecured and unsubordinated senior debt securities, ranking equally with each other and any other unsecured and unsubordinated debt of ours.

Further issues

Except during a continuing default or Event of Default under the indenture, we may from time to time, without notice to or the consent of the registered holders of the senior notes, create and issue additional senior notes ranking equally and ratably with the senior notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional senior notes or except for the first payment of interest following the issue date of such additional senior notes), so that such additional senior notes shall be consolidated and form a single series with the senior notes offered hereby and shall have the same terms as to status, redemption or otherwise as the senior notes.

Optional redemption

We may, at our option at any time and from time to time, redeem the senior notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the senior notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the senior notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 55 basis points plus, in each case, accrued interest to the date of redemption.

We will mail notice of any redemption to the trustee and DTC or its nominee, not less than 30 days and not more than 60 days before the redemption date. If we redeem only some of the senior notes, it is the practice of DTC or its nominee to determine by lot the amount of senior notes to be redeemed by each of its participating institutions. Notice by DTC or its nominee to these participants and by participants to “street name” holders of indirect interests in the senior notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements. Unless we default in payment of the redemption price on the redemption date, interest will cease to accrue on the senior notes or portions of senior notes called for redemption on and after the redemption date. On or before the redemption date, we will deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the senior notes to be redeemed on that date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealers as having a maturity comparable to the remaining term of the senior notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the senior notes.

“Reference Treasury Dealer” means (i) each of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we shall substitute another Primary Treasury Dealer, and (2) any other two Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Reference Treasury Dealer Quotations for that redemption date.

Change of Control Offer to Repurchase

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the senior notes as described under “Optional Redemption,” holders of senior notes will have the right to require us to repurchase all or a portion of their senior notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of senior notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to holders of senior notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of senior notes electing to have senior notes purchased pursuant to a Change of Control Offer will be required to surrender their senior notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the senior note completed, to the paying agent at the address specified in the notice, or transfer their senior notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all senior notes properly tendered and not withdrawn under its offer.

For purposes of the Change of Control Offer discussion above, the following definitions are applicable:

“Below Investment Grade Rating Event” means the senior notes are rated below Investment Grade by each Rating Agency on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by the Company of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of

Control (which 60-day period shall be extended so long as the rating of the senior notes is under publicly announced consideration for possible downgrade by any Rating Agency).

“Change of Control” means the occurrence of any one of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Company or one of its subsidiaries;

(2)	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares;

(3)	the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company, in a transaction in which any of the outstanding Voting Stock of the Company or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction;

(4)	the first day on which the majority of the members of the board of directors of the Company cease to be Continuing Directors; or

(5)	the adoption of a plan relating to the liquidation, dissolution or winding up of the Company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Company” means The Dun & Bradstreet Corporation and any successor thereto permitted under the Indenture.

“Continuing Director” means, as of any date of determination, any member of the board of directors of the Company who:

(1)	was a member of such board of directors on the date of the issuance of the senior notes; or

(2)	was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., and its successors.

“Investment Grade” means a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P) and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch).

“Rating Agency” means (1) each of S&P and Fitch; and (2) if any of S&P or Fitch ceases to rate the senior notes or fails to make a rating of the senior notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of the board of directors of the Company and reasonably acceptable to the Trustee) as a replacement agency for S&P or Fitch, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

Interest Rate Adjustment

The interest rate payable on the senior notes will be subject to adjustments from time to time if either of Fitch Inc., a subsidiary of Fimalac, S.A., and its successors (“Fitch”), or Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., and its successors (“S&P”), or any Substitute Rating Agency (as defined below), downgrades (or subsequently upgrades) the debt rating assigned to the senior notes, in the manner described below.

If the rating of the senior notes from Fitch or any Substitute Rating Agency is decreased to a rating set forth in the immediately following table, the interest rate on the senior notes will increase from the interest rate payable on the senior notes on the date of their issuance by the percentage set forth opposite that rating:

Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If the rating of the senior notes from S&P or any Substitute Rating Agency is decreased to a rating set forth in the immediately following table, the interest rate on the senior notes will increase from the interest rate payable on the senior notes on the date of their issuance by the percentage set forth opposite that rating:

Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the senior notes has been adjusted upward and either Fitch or S&P (or either Substitute Rating Agency), as the case may be, subsequently increases its rating of the senior notes to any of the threshold ratings set forth above, the interest rate on the senior notes will be decreased such that the interest rate for the senior notes equals the interest rate payable on the senior notes on the date of their issuance plus the applicable percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Fitch or any Substitute Rating Agency subsequently increases its rating of the senior notes to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the senior notes will be decreased to the interest rate payable on the senior notes on the date of their issuance.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Fitch, S&P or any Substitute Rating Agency, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the senior notes be reduced to below the interest rate payable on the senior notes on the date of their issuance or (2) the total increase in the interest rate on the senior notes exceed 2.00% above the interest rate payable on the senior notes on the date of their issuance.

No adjustments in the interest rate of the senior notes shall be made solely as a result of a rating agency ceasing to provide a rating. If at any time less than two Rating Agencies (as defined under “—Change of Control Offer to Repurchase”) provide a rating of the senior notes, we will use our commercially reasonable efforts to obtain a rating of the senior notes from another Rating Agency, to the extent one exists, and if another such Rating Agency rates the senior notes (such rating agency, a “Substitute Rating Agency”), for purposes of determining any increase or decrease in the interest rate on the senior notes pursuant to the table above (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of the senior notes but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Fitch or S&P, as applicable, in such table and (c) the interest rate on the senior notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the senior notes on their date of issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one Rating Agency provides a rating of the senior notes, any subsequent increase or decrease in the interest rate of the senior notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as no Rating Agency provides a rating of the senior notes, the interest rate on the senior notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the senior notes on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Fitch or S&P or any Substitute Rating Agency changes its rating of the senior notes more than once during any particular interest period, the last change by such agency during such period will control for purposes of any interest rate increase or decrease described above relating to such agency’s action.

If the interest rate payable on the senior notes is increased as described in this “—Interest Rate Adjustment,” the term “interest,” as applicable to the senior notes, will be deemed to include any such additional interest unless the context otherwise requires.

Certain covenants

The indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of senior notes protection in the event of a sudden and significant decline in the credit quality of D&B or a takeover, recapitalization or highly leveraged or similar transaction involving D&B.

Limitation on liens

D&B will not, and will not permit any subsidiary to, create, incur, assume or permit to exist any lien on any property or asset, to secure any debt of D&B, any subsidiary or any other person, or permit any subsidiary to do so, without securing the senior notes equally and ratably with such debt for so long as such debt shall be so secured, subject to certain exceptions. Exceptions include:

•	liens existing on the date of this prospectus supplement;

•

liens on assets or property of a corporation at the time it becomes a subsidiary securing only indebtedness of such corporation, provided such indebtedness was not incurred in connection with such corporation becoming a subsidiary;

•

liens existing on assets created at the time of the acquisition, purchase, lease, improvement or development of such assets to secure all or a portion of the purchase price or lease for, or the costs of improvement or development of, such assets;

•

liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any indebtedness secured by liens referred to above or liens created in connection with any amendment, consent or waiver relating to such indebtedness, so long as such lien does not extend to any other property, the amount of debt secured is not increased (other than by the amount equal to any costs and expenses incurred in connection with any extension, renewal, refinancing or refunding) and the indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be;

•

liens incurred in connection with the financing of accounts receivable of D&B or any of its subsidiaries so long as (i) such lien extends only to the assets of the entity that received the proceeds of such financing, and (ii) the lien secures indebtedness not in excess of the proceeds received, and (iii) the aggregate indebtedness secured does not, at any time, exceed $200,000,000.

•	liens on property incurred in permitted sale and leaseback transactions;

•	liens in favor of only D&B or one or more subsidiaries granted by D&B or a subsidiary to secure any obligations owed to D&B or a subsidiary of D&B;

•

mechanics’, landlords’ and similar liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 90 days or that are being contested in good faith by appropriate proceedings;

•

liens arising out of a judgment, decree or order of court being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of D&B or the books of its subsidiaries, as the case may be, in conformity with GAAP;

•

liens for taxes not yet due and payable, or being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of D&B or the books of its subsidiaries, as the case may be, in conformity with GAAP;

•

easements, rights of way and similar liens incurred in the ordinary course of business that do not secure any monetary obligations and materially impair the use or value of the property subject thereto or materially interfere with the ordinary conduct of D&B’s business or of such subsidiary; and

•

liens otherwise prohibited by this covenant, securing indebtedness which, together with the value of attributable debt incurred in sale and leaseback transactions described under “—Limitation on Sale and Leasebacks” below, do not at any time exceed the greater of 10% of shareholders’, equity or an aggregate amount of $450,000,000.

Limitation on sale and leasebacks

D&B will not, and will not permit any subsidiary to, enter into any arrangement with any person pursuant to which D&B or any subsidiary leases any property that has been or is to be sold or transferred by D&B or the subsidiary to such person (a “sale and leaseback transaction”), except that a sale and leaseback transaction is permitted if D&B or such subsidiary would be entitled to secure the property to be leased (without equally and ratably securing the outstanding senior notes) in an amount equal to the present value of the lease payments with respect to the term of the lease remaining on the date as of which the amount is being determined, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually (such amount is referred to as the “attributable debt”).

In addition, permitted sale and leaseback transactions not subject to the limitation above and the provisions described in “—Limitation on Liens” above include:

•	temporary leases for a term, including renewals at the option of the lessee, of not more than three years;

•	leases between only D&B and a subsidiary of D&B or only between subsidiaries of D&B; and

•

leases of property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the property.

Consolidation, merger and sale of assets

D&B may not consolidate or merge with or into, or sell, lease, convey, transfer or otherwise dispose of our property and assets substantially as an entirety to another entity unless:

•

(1) D&B is the continuing corporation or (2) the successor entity, if other than D&B, is a U.S. corporation, partnership, limited liability company or trust and assumes by supplemental indenture all of D&B’s obligations under the senior notes and the indenture;

•

immediately after giving effect to the transaction, no Event of Default (as defined below), and no event that, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

•

if, as a result of any consolidation, merger, sale or lease, conveyance or transfer described in this covenant, properties or assets of D&B would become subject to any lien which would not be permitted by the asset lien restriction described above without equally and ratably securing the senior notes, D&B or such successor person, as the case may be, will take the steps as are necessary to secure effectively the senior notes equally and ratably with, or prior to, all indebtedness secured by those liens as described above.

In connection with any transaction that is covered by this covenant, we must deliver to the trustee an officers’ certificate and an opinion of counsel each stating that the transaction complies with the terms of the indenture.

In the case of any such consolidation, merger, sale, transfer or other conveyance, but not a lease, in a transaction in which there is a successor entity, the successor entity will succeed to, and be substituted for, D&B under the indenture and D&B will be released from the obligation to pay principal and interest on the senior notes.

Events of default

Any one of the following is an “Event of Default”:

•	if D&B defaults in the payment of interest on the senior notes, and such default continues for 30 days;

•	if D&B defaults in the payment of the principal or any premium on the senior notes when due by declaration, when called for redemption or otherwise;

•

if D&B fails to perform or if D&B breaches any covenant or warranty in the senior notes or in the indenture and applicable to the senior notes continuing for 90 days after notice to D&B by the trustee or by holders of at least 25% in principal amount of the outstanding senior notes; and

•	if certain events of bankruptcy or insolvency occur with respect to D&B (the “bankruptcy provision”).

If an Event of Default (other than the bankruptcy provision) with respect to the senior notes occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding senior notes may declare the principal of all the senior notes to be due and payable. When such declaration is made, such principal will be immediately due and payable. If a bankruptcy or insolvency event occurs, the principal of and accrued and unpaid interest on the senior notes shall immediately become due and payable without any declaration or other act on the part of the trustee or the holders of the senior notes. The holders of a majority in principal amount of senior notes may rescind such declaration or acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default have been cured or waived (other than nonpayment of principal or interest that has become due solely as a result of acceleration).

Holders of senior notes may not enforce the indenture or the senior notes, except as provided in the indenture. The trustee may require indemnity satisfactory to it before it enforces the indenture or the senior notes. Subject to certain limitations, the holders of more than 50% in principal amount of the outstanding senior notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power of the trustee. The trustee may withhold from holders notice of any continuing default (except a default in the payment of principal or interest) if it determines that withholding notice is in their interests.

Amendment and waiver

With the consent of the holders of more than 50% of the principal amount of the outstanding senior notes, we and the trustee may amend or supplement the indenture or modify the rights of the holders. Such majority holders may also waive compliance by us with any provision of the indenture, any supplemental indenture or the senior notes except a default in the payment of principal or interest. However, without the consent of the holder of each senior note affected, an amendment or waiver may not:

•	reduce the principal amount of outstanding senior notes whose holders must consent to an amendment or waiver,

•	change the rate or the time for payment of interest;

•	change the principal or the fixed maturity;

•	waive a default in the payment of principal or interest;

•	make any senior note payable in a different currency other than that stated in the senior note or change the place of payment; or

•

make any change in the provisions of the indenture concerning (1) waiver of existing defaults; (2) rights of holders of the senior notes to receive payment; or (3) amendments and waivers with the consent of holders of the senior notes.

We and the trustee may amend or supplement the indenture without the consent of any holder to cure any ambiguity, defect or inconsistency in the indenture, the senior notes or for certain other limited purposes, including to make any change that does not adversely affect the rights of any holder of the senior notes.

Defeasance and covenant defeasance

The indenture provides that we (a) may be discharged from our obligations in respect of the senior notes (“defeasance and discharge”), or (b) may cease to comply with certain restrictive covenants (“covenant defeasance”), including those described under “—Certain Covenants—Limitation on Liens,”—Limitation on Sale and Leasebacks and—Consolidation, Merger and Sale of Assets”, when we have irrevocably deposited with the trustee, in trust, (i) sufficient funds to pay the principal of and interest to stated maturity (or redemption) on, the senior notes, or (ii) such amount of direct obligations of, or obligations guaranteed by, the government of the United States, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment, be sufficient to pay when due the principal of and interest to stated maturity (or redemption) on, the senior notes. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, our delivery of an opinion of counsel (which counsel may include our in house counsel) that the holders of the senior notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and will be subject to tax in the same manner as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred.

Governing law

The indenture and the senior notes will be governed by, and construed in accordance with, the laws of the State of New York.

The trustee

The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in such indenture. If an Event of Default has occurred and is continuing, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs

The indenture and the provisions of the Trust Indenture Act, incorporated by reference therein, contain limitations on the rights of the trustee thereunder should it become a creditor of D&B, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

Book entry; delivery and form

We will initially issue the senior notes in the form of one or more fully registered global senior notes. Each global senior note will be deposited with, or on behalf of, DTC, and registered in the name of its nominee Cede & Co. You may hold your beneficial interests in any global senior note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

So long as DTC, or its nominee, is the registered holder and owner of such global senior notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the senior notes represented by such global senior notes for the purposes of receiving payment on the senior notes, receiving notices and for all other purposes under the indenture and the senior notes. Except as described below, owners of beneficial interests in the global senior notes will not be entitled to receive physical delivery of senior notes in definitive form and will not be considered the holders thereof for any purpose under the indenture. Accordingly, each person owning a beneficial interest in the global senior notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of the holder under the indenture.

Owners of book-entry interests in the global senior notes will receive individual certificated senior notes in fully registered form, or definitive registered senior notes, only in the following circumstances:

•

if DTC notifies us or the book-entry depositary in writing that it (or its nominee) is unwilling or unable to continue to act as a depositary registered under the Exchange Act and a successor depository registered as a clearing agency under the Exchange Act is not appointed by us within 90 days; or

•	at any time if we determine that the global senior notes should be exchanged for definitive registered senior notes (in whole but not in part).

Any definitive registered senior notes will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. To the extent permitted by law, we, the trustee and any paying agent shall be entitled to treat the person in whose name any definitive registered note is registered as the absolute owner thereof.

Payments on the senior notes

Payments of any amounts owing in respect of the global senior notes will be made through one or more paying agents appointed under the indenture to DTC or its nominee as the holder of the global senior notes. Initially, the paying agent for the senior notes will be The Bank of New York, as trustee. We may change the paying agent or registrar without prior notice to the holders of the senior notes, and we may act as paying agent or registrar.

Payments of principal or any premium owing in respect of definitive registered senior notes will be made at the maturity of each senior note in immediately available funds upon presentation of the senior note at the corporate trust office of the trustee in the Borough of Manhattan, The City of New York, or at any other place as we may designate. Payment of interest due on the definitive registered senior notes at maturity will be made to the person to whom payment of the principal of the senior note will be made. Payment of interest due on definitive registered senior notes other than at maturity will be made at the corporate trust office of the trustee or, at our option, may be made by check mailed to the address of the person entitled to receive payment as the address appears in the security register, except that a holder of $1,000,000 or more in aggregate principal amount of senior notes in certificated form may, at our option, be entitled to receive interest payments on any interest payment date other than at maturity by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the trustee at least 15 days prior to the interest payment date. Any wire instructions received by the trustee will remain in effect until revoked by the holder.

None of D&B, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of book-entry interests or for maintaining, supervising or reviewing any records relating to such book-entry interests or beneficial ownership interests.

Information concerning DTC

DTC has advised us as follows:

DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking law, a member of the Federal Reserve System, and a “clearing agency” registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Upon the issuance of the global senior notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interest represented by such global senior notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in the global senior notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the global senior notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants).

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in such permanent global senior note desires to give or take any action (including a suit for repayment of principal or interest) that a holder is entitled to give or take under the senior notes, DTC would authorize the participants holding the relevant beneficial interest to give or take such action or would otherwise act upon the instruction of beneficial owners owning through them.

Payments of the principal of and interest on the global senior notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global senior notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such global senior notes, as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Underwriting

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives of the several underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of senior notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Senior Notes

Citigroup Global Markets Inc.	$160,000,000

J.P. Morgan Securities Inc.	180,000,000

Barclays Capital Inc.	60,000,000

Total	$400,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the senior notes included in this offering are subject to conditions. The underwriters are obligated to purchase all the senior notes if they purchase any of the senior notes.

The underwriters propose to offer some of the senior notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the senior notes to dealers at the public offering price less a concession not to exceed 0.350% of the principal amount of the senior notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.225% of the principal amount of the senior notes on sales to other dealers. After the initial offering of the senior notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the senior notes).

Paid by The Dun & Bradstreet Corporation

Per senior note	0.600%

Total	$2,400,000

In connection with the offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell senior notes in the open market. These transactions may include over-allotments, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of senior notes in excess of the principal amount of senior notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the senior notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of senior notes made for the purpose of preventing or retarding a decline in the market price of the senior notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchase senior notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the senior notes. They may also cause the price of the senior notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $0.6 million.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses.

As described in “Use of Proceeds”, we intend to use all of the net proceeds to repay approximately $397 million of indebtedness under our revolving credit facility. If the net proceeds are used in this manner, more than 10% of the net proceeds of this offering, not including underwriting compensation, may be received by the underwriters. As a result, this offering is being conducted in compliance with National Association of Securities Dealers (“NASD”) Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the offering is of a class of securities rated investment grade.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

Legal matters

Certain legal matters in connection with the senior notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York, and the validity of the senior notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

THE DUN & BRADSTREET CORPORATION

Senior Debt Securities

The senior debt securities may be offered from time to time, in amounts, on terms and at prices that will be determined at the times they are offered for sale. These terms and prices will be described in more detail in a supplement to this prospectus, which will be distributed at the time the senior debt securities are offered.

You should read this prospectus and any prospectus supplement carefully before you invest.

This prospectus may not be used to sell any of the senior debt securities unless it is accompanied by a prospectus supplement.

The senior debt securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 19, 2008.

About this prospectus

You should rely only on the information provided in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of any senior debt securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which it is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a senior debt security.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Each time we sell or issue senior debt securities pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that specific offering of senior debt securities and the specific manner in which they may be offered. The prospectus supplement may also add to, update or change any of the information contained in this prospectus. The prospectus supplement may also contain information about any material federal income tax considerations relating to the senior debt securities described in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under “Where You Can Find More Information.” This prospectus may not be used to sell our senior debt securities unless it is accompanied by a prospectus supplement.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the senior debt securities offered under this prospectus. That registration statement can be read at the SEC’s web site (www.sec.gov) or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

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Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http:// www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such information may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

The SEC allows us to incorporate by reference the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than any portions of the respective filings that were furnished under applicable SEC rules, rather than filed, until we complete our offerings of the senior debt securities:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 26, 2007; and

•	our Current Reports on Form 8-K filed with the SEC, not including such portions that have been furnished, on January 30, 2008, February 15, 2008 and March 17, 2008.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our Internet website is located at http://www.dnb.com. We have included our website address as an inactive textual reference only. The contents of the website are not incorporated by reference into this prospectus. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

The Dun & Bradstreet Corporation

103 JFK Parkway

Short Hills, New Jersey 07078

Attention: Corporate Secretary

Telephone: (973) 921-5500

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with other information.

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Use of proceeds

Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the senior debt securities for general corporate purposes.

Ratio of earnings to fixed charges

Set forth below is information concerning our ratio of earnings to fixed charges. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

For these ratios, “earnings” have been calculated by adding fixed charges (i.e., interest expense and the portion of rental payments on operating leases estimated to represent an interest component) to Income before Provision for Income Taxes.

	Year Ended December 31,
	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges	11.7x	13.0x	12.8x	12.3x	10.2x

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Senior debt securities

We may from time to time offer to sell our senior debt securities. We will set forth a description of the senior debt securities that may be offered under this prospectus in a prospectus supplement or other offering materials.

Senior debt securities offered under this prospectus will be governed by a document called the “indenture.” Unless we specify otherwise in the applicable prospectus supplement, the indenture is a contract between us and The Bank of New York, which acts as Trustee. A copy of the indenture is filed as an exhibit to our Current Report on Form 8-K filed with the Commission on March 14, 2006.

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Plan of distribution

The senior debt securities may be sold to or through underwriters, through dealers or agents or through a combination of these methods. If an offering of the senior debt securities involves any underwriters, dealers or agents, then the prospectus supplement will name the underwriters, dealers or agents and will provide information regarding any fee, commission or discount arrangements with those underwriters, dealers or agents.

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Legal matters

The validity of the senior debt securities will be passed upon for us by Shearman & Sterling LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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